SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Tax ID (CNPJ) # 02.808.708/0001-07
NIRE # 35.300.157.770

Publicly-held Company

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AMBEV (the “Company”), held on March 1, 2004, and drawn up in summary form.

1.

Date, Time and Venue: March 1, 2004, at 9:30 a.m., at the Company’s headquarters, City and State of São Paulo, located at Dr. Renato Paes de Barros Street, 1.017 on the 4th floor (part of), rooms 41 and 42, of Corporate Park Building, Itaim Bibi.

2.

Call notice and Attendance: The members of the Board of Directors were duly summoned and their attendance was confirmed. The quorum for opening and approval was met and the members present are the undersigned.

3.	Deliberations: It was deliberated by the attending members, unanimously and without restrictions, the decisions as follows:

3.1.

To authorize, considering the economic evaluation, which is object of the report referred to in item 3.2 below, the negotiation, by the Company’s Management: (a) of the Incorporation Agreement (Incorporação Agreement), that is intended to be set on March 2004 between the Company, Interbrew S.A., Labatt Brewing Canada Ltd. Holding and Labatt Brewing Company Limited, whose object is the terms and basic conditions for the incorporation of Labatt Brewing Canada Holding Ltd., society properly constituted and lawfully existing in accordance with the laws of Bahamas, by the Company, and (b) of all and any correlated documents necessary for the implementation of the operation which is object of the Incorporation Agreement;

3.2.

To ratify the appointment of the specialized company Citigroup Global Markets, Inc., who has executed the economic evaluation of the Company and of Labatt Brewing Canada Holding Ltd. for determination of the eventual swap rate to be adopted in case of fulfillment of the incorporation referred to in item 3.1 above;

3.3.

To consign that the specialized company Global Citigroup Markets, Inc. presented, on this date, to the members of the Board of Directors attending this Meeting, the report referring to the evaluation which is referred to in item 3.2 above that, after being signed by the members of the Board, was filed in the headquarters of the Company (Doc. 01); and

3.4.	To authorize the Company’s management to enforce all the necessary acts to the implementation of the deliberations.

4.

Closing: As there were no other issues to be discussed in the agenda, the present minutes were drawn up, then read and approved, and signed by all attending members of the Board of Directors. VICTÓRIO CARLOS DE MARCHI, JOSÉ HEITOR ATTÍLIO GRACIOSO, ROBERTO HERBSTER GUSMÃO, MAGIM RODRIGUEZ JUNIOR and CARLOS ALBERTO DA VEIGA SICUPIRA. This is a free translation of the original minutes in Portuguese.

São Paulo, March 1, 2004.

VICTÓRIO CARLOS DE MARCHI
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.